UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Amendment No.1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit No.	Exhibit
99.1	Audited consolidated financial statements for the fiscal year ended May 31, 2024, and August 31, 2023
99.2	Management’s Discussion and Analysis for the nine months ended May 31, 2024
99.3	Form 52-109F1 Certification of Annual Filings – CEO
99.4	Form 52-109F1 Certification of Annual Filings – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 15, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer